SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

17 June 2015

NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

AVIVA MATCHING SHARE PLAN
The share interests of the under-noted directors and persons discharging managerial responsibility (PDMR) have increased following the monthly purchase of partnership shares by the Trustees, Computershare Trustees Limited, under the Aviva Matching Share Plan, an HMRC approved share incentive plan.

The following transactions in Aviva plc Ordinary shares of 25 pence each are notified in accordance with Disclosure & Transparency Rule 3.1.4R(1)(a) and took place in London on 12 June 2015 and the Company was advised on 16 June 2015.

Director/PDMR	Shares Purchased	Matching Shares Awarded	Share Price
Nick Amin	24	16	515p

Enquiries:
Kathryn Tait - Head of Board Support
Tel: +44 (0) 207 662 0818

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 June, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary